UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14771

MicroFinancial Incorporated

(Exact name of registrant as specified in its charter)

16 New England Executive Park, Suite 200

Burlington, Massachusetts 01803

(781) 994-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On January 23, 2015, MF Merger Sub Corp., a Massachusetts corporation (“Merger Sub”), merged (the “Merger”) with and into MicroFinancial Incorporated, a Massachusetts corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of December 13, 2014, by and among MF Parent LP, a Delaware limited partnership and the parent of Merger Sub (“Parent”), Merger Sub and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, MicroFinancial Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 2, 2015	By:	/s/ James R. Jackson, Jr.
		Name:	James R. Jackson, Jr.
		Title:	Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.